Filed by Citigroup Inc.

Pursuant to Rule 425 Under

the Securities Act of 1933

Subject to Company: Nikko Cordial Corporation

Commission File No.: 1-9924

October 2, 2007

Summary of Remarks on the Conclusion of

the Share Exchange Basic Agreement

by Shoji Kuwashima, President of Nikko Cordial Corporation

Today, Nikko Cordial Corporation (“NCC” or the “Company”), at the meeting of its board of directors, has resolved to enter into a basic agreement (the “Basic Agreement”) with Citigroup Japan Holdings (“CJH”) and its 100% parent company Citigroup Inc. (“Citigroup”) for a triangular share exchange transaction through which the Company will be made a 100% subsidiary of CJH in exchange for Citigroup common shares (the “Share Exchange”).

Background of the Basic Agreement

After NCC received this Share Exchange proposal from Citigroup, NCC established a special committee of four independent directors that has carefully reviewed this transaction from various perspectives. Taking into consideration the special committee’s response that the Share Exchange would increase management’s flexibility and provide other benefits to shareholders, the NCC board of directors decided to accept the Share Exchange proposal from Citigroup in the interest of achieving their mutual goal of becoming Japan’s number one comprehensive financial services group.

We have highlighted a few of the key benefits of the transaction below:

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By strengthening our alliance with Citigroup through the Share Exchange, the Company can provide a broader range of business options that will allow more flexible and aggressive development in new areas in the future.

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Furthermore, by promoting our securities-related business in Japan in accordance with the comprehensive strategic alliance, we believe that we can fully utilize our complementary relationship to further enhance the value of the NCC brand.

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Our companies possess a common view that customers’ needs must be our first priority. One of Citigroup’s principles of corporate responsibility is “accountability to customers,” while NCC’s management principle is “customer-centered action.” We believe that by providing quality services and products based on these shared high ethical standards, we will become a comprehensive financial services group that is the first choice for consumers.

•	At the same time, the Share Exchange is expected to broaden work and training opportunities for the company’s employees.

Based on these and other considerations, the Company concluded that the Share Exchange would enhance the Company’s corporate value and be beneficial to the Company and its minority shareholders, customers, clients and other stakeholders.

Through the Share Exchange announced today, NCC is determined, together with Citigroup, to become Japan’s number one comprehensive financial services group. We thank you for your understanding and support in this endeavor.

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This Summary of Remarks on the Conclusion of the Share Exchange Basic Agreement is for informational purposes only and does not constitute an offer of any securities. In connection with the Share Exchange, Citigroup will file with the U.S. Securities and Exchange Commission a registration statement on Form S-4. Shareholders of Nikko Cordial Corporation are urged to read the prospectus and convocation notice that will be included as an exhibit to the registration statement when it becomes available, because it will contain important information. Shareholders will be able to obtain a copy of the prospectus, as well as other information, without charge, at the Securities and Exchange Commission website (http://www.sec.gov). Copies of the prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the prospectus can also be obtained, without charge, from Citigroup Document Services at 877 936 2737 inside the United States (outside the United States at 718 765 6514), by e-mailing a request to docserve@citigroup.com, or by writing to: Citigroup Document Services, 140 58th Street, Suite 8G Brooklyn, NY 11220.

Forward-looking Statements

Certain statements in this document are “forward-looking statements.” These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from those included in these statements due to a variety of factors. More information about these factors is contained in the company’s public filings.

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